August 3, 2021

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention: Dale Welcome
Anne McConnell

Re: XPEL, INC.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 11, 2021
File No. 001-38858

Ladies and Gentlemen:

We are writing in response to the Staff’s comment letter dated July 30, 2021. For purposes of convenience, we have repeated the Staff’s comment and set forth our response below the comment:

Form 10-K for the Fiscal Year Ended December 31, 2020
Item 9A. Controls and Procedures, page 75

Staff Comment #1. We note your Form 10-K for the year ended December 31, 2020 does not include Management’s Report on Internal Control over Financial Reporting. Since this is your second annual report on Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires you to provide such a report. Please amend your Form 10-K to provide management’s report pursuant to Item 308(a) of Regulation S-K or explain why you do not believe a report is required. You may provide an abbreviated amendment that includes a cover page, an explanatory note, the complete text of Item 9A, a signature page, and required updated officer certifications; however, please ensure you re-assess management's initial conclusion related to disclosure controls and procedures in light of the required amendment.

XPEL Response: In response to the Staff’s comment, XPEL has filed its Form 10-K/A which includes Management’s Report on Internal Control Over Reporting. Specifically, the Form 10-K/A includes the following paragraph under Item 9A:

“Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013 Framework). Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2020.

Our management, including our Chief Executive and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all controls issues and instances of fraud, if any, within the Company have been detected.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As an Emerging Growth Company, management’s report was not subject to audit by our independent registered public accounting firm pursuant to the Jumpstart Our Business Startups Act, that permits us to provide only management’s reporting in this annual report.”

In connection with the amendment, XPEL’s certifying officers re-assessed management’s initial conclusion related to disclosure controls and procedures in connection with this amendment and the omission of management’s report in the Form 10-K and have concluded that the omission was the result of a clerical error and that as of the end of the period covered by the Form 10-K, XPEL’s disclosure controls were functioning effectively to provide reasonable assurance that the information required to be disclosed by XPEL in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), were recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information was accumulated and communicated to XPEL’s management, including XPEL’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As part of our re-assessment of the overall effectiveness of our disclosure controls and procedures as of December 31, 2020, we considered established SEC guidance on such controls and procedures; the overall design of our disclosure controls and procedures; and the nature of this particular omission. We confirmed that prior to the Form 10-K filing, management did, in fact, perform its evaluation of XPEL’s internal control over financial reporting as of December 31, 2020 and concluded that the controls were effective. In weighing all these factors and reviewing the definition of disclosure controls and procedures provided in Rule 13a-15(e), management continues to believe that, notwithstanding the inadvertent omission of certain required language in Item 9A of the Form 10-K, XPEL’s disclosure controls and procedures were effective for the reasons set forth in more detail below.

Our disclosure controls and procedures are designed with a number of checks that we believe provide reasonable assurance that the information required to be disclosed is reported accurately and in a timely fashion. Our disclosure controls and procedures with respect to reporting include, among other things, the following:

•XPEL has established a Disclosure Committee consisting of the Chief Financial Officer, General Counsel, Controller, Senior Vice President – Sales and Product, Vice President – North American Sales, Vice President – Technical Operations and Original Equipment Manufacturers and Director of Financial Reporting. This committee meets quarterly in conjunction with the filing of quarterly reports with the SEC and on an ad-hoc basis as needed.

•Initial drafts of XPEL’s periodic reports are prepared and reviewed by XPEL‘s accounting staff, the Director of Financial Reporting, the Controller. the Chief Financial Officer and the Chief Executive Officer. During the preparation of XPEL’s periodic reports, XPEL utilizes disclosure checklists promulgated by its independent registered public accounting firm

•Throughout the course of preparing and reviewing any periodic report, members of the XPEL accounting team and employees from certain other departments regularly discuss and resolve comments and questions and make necessary revisions.

•After this review and revision process, the draft periodic report is then provided to XPEL’s Disclosure Committee. After this review, the draft periodic report is provided to our independent registered public accounting firm and our Audit Committee.

•The Audit Committee of our board of directors meets with XPEL’s management and independent registered public accounting firm to review the entire Form 10-K document and provide comments before the report is filed.

•XPEL engaged an outside, registered public accounting firm that is not our auditor to assist in management’s assessment of its internal control environment.

•XPEL’s outside securities counsel also reviews our Form 10-K, including performing a “rules check” of the report, comparing the disclosure provided in the report to the disclosure requirements contained in Form 10-K and in Regulation S-K to verify compliance with those disclosure requirements.

During the preparation of the Form 10-K, we followed the procedures outlined above. We confirmed that the compliance checks included a check of the Form 10-K, Item 9A requirement to provide the information required by Items 307 and 308 of Regulation S-K. Nevertheless, as a result of a clerical error, Management’s Annual Report on Internal Controls Over Financial Reporting was inadvertently omitted from Item 9A of the Form 10-K. However, for the reasons stated, and given the particular facts and circumstances, management has confirmed its initial determination that, as of December 31, 2020, its disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective to provide reasonable assurance that information required to be disclosed by XPEL was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Please feel free to contact me at (210) 678-3738, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Barry R. Wood

Senior Vice President and Chief Financial Officer